SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM T-3
             FOR APPLICATION FOR QUALIFICATION OF INDENTURE UNDER
                        THE TRUST INDENTURE ACT OF 1939


                      POLYTAMA INTERNATIONAL FINANCE B.V.
                                   (ISSUER)
                                      and


                            P.T. POLYTAMA PROPINDO
                                  (GUARANTOR)


                              (Name of Applicant)


   c/oHB Management Europe B.V.
World Trade Center Amsterdam Airport                 Midplaza 2 Building, 20th Floor
      Schiphol Boulevard 271                        Jalan Jend. Sudirman Kav, 10-11
      1118 BH Amsterdam,                                  Jakarta 10220,
       The Netherlands                                     Indonesia
    (011)(31)(20) 406-7070                            (011)(62)(21) 570-3883

(Address And Telephone Number                       (Address And Telephone Number of
Of Issuer's Principal Executive Offices)          Guarantor's Principal Executive Offices)



          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED


             TITLE OF CLASS                                      AMOUNT
             --------------                                      -------
6% Guaranteed Secured Exchangeable                            $72,250,000
        Notes due 2012


                 Approximate Date Of Proposed Public Offering:
           As promptly as possible after the Effective Date of this
                        Application for Qualification

 Name and Address of Agent for Service:                          Copy To:
        CT Corporation System                         Jon L. Christianson, Esq.
            1633 Broadway                         Skadden, Arps, Slate, Meagher & Flom LLP
       New York, New York 10069                      East Wing Office, Level 4
            (212) 245-4107                            China World Trade Center
                                                    No.1, Jian guo Men Wai Avenue
                                                       Beijing, 100004 China
                                                      (011)(86)(10) 6505-5511


         The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment; or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.

THIS DOCUMENT IS A COPY OF THE FORM T-3 FILED ON NOVEMBER 7, 2002 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.

                                    GENERAL

1.       General Information.

         (a) Form of organization: Polytama International Finance B.V. (the "Issuer") is a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid ). P.T. Polytama Propindo (the "Company") is a limited liability company.

         (b) State or other sovereign power under the laws of which organized:
The Issuer is incorporated under the laws of The Netherlands. The Company is incorporated under the laws of the Republic of Indonesia.

2.       Securities Act Exemption Applicable.

         Pursuant to the terms and subject to the conditions set forth in the Confidential Offering Circular (the "Offering Circular") dated November 7, 2002 and an accompanying letter of transmittal ("Letter of Transmittal"), the Issuer proposes to exchange (the "Exchange Offer") (i) $0.5171 principal amount of its 8% Guaranteed Secured Notes due 2017 (the "New Senior Notes") and (ii) $0.1724 principal amount of its 6% Guaranteed Secured Exchangeable Notes due 2012 (the "New Exchangeable Notes," and together with the New Senior Notes, the "New Notes") for each $1.00 principal amount of its outstanding 11 1/4% Guaranteed Secured Notes due 2007 (the "Old Notes"). The New Exchangeable Notes will be issued under the indenture to be qualified hereby. The New Senior Notes will be issued under an indenture to be qualified under a separate Form T-3, which the Issuer has filed concurrently herewith.

         The Issuer's obligations under the New Exchangeable Notes will be irrevocably and unconditionally guaranteed by the Company. The Company currently guarantees the Issuer's obligations under the Old Notes, issued under that certain Indenture (the "Original Indenture"), dated as of June 1, 1997, among the Issuer, the Company and the Bank of New York, a New York banking corporation, as trustee, as supplemented by the Supplemental Indenture, dated as of September 3, 1998 (the Original Indenture, as so amended, the "Existing Indenture").

         No tenders of the Old Notes will be accepted before the effective date of this Application for Qualification (this "Application").

         The Exchange Offer is being made by the Issuer in reliance on an exemption form the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by Section 3(a)(9) thereof. There have not been any sales of securities of the same class as the New Notes by the Issuer, nor are there any such other sales planned, by or through an underwriter at or about the time of the Exchange Offer.

         The Company and the Issuer also have retained Georgeson Shareholder Communications Inc. as the "Information Agent" in connection with the Exchange Offer. The Information Agent will provide to Holders only information otherwise contained in the Offering Circular and general information regarding the mechanics of the tender process. The Information Agent will be paid reasonable fees directly by the Company and the Issuer for its services and will be reimbursed for its expenses related to its engagement.

         The Company and the Issuer also have retained the Bank of New York as the "Exchange Agent" in connection with the Exchange Offer. The Exchange Agent will assist the Issuer by reviewing documentation submitted by tendering Holders to determine compliance with requirements of the Exchange Offer. The Exchange Agent will be paid reasonable fees directly by the Company and the Issuer for its services and will be reimbursed for its expenses related to its engagement. The Company and the Issuer will also reimburse brokers and dealers for customary mailing and handling expenses incurred by them in forwarding copies of the Offering Circular and related documents to the beneficial owners of the Old Notes.

         Other than the foregoing, the Company and the Issuer will not pay any commission or other remuneration to any broker, dealer, salesman, or other person in connection with the Exchange Offer. Regular employees of the Company and the Issuer, who will not receive additional compensation therefor, may provide information concerning the Exchange Offer to the Holders of the Old Notes.

                                 AFFILIATIONS

3. Affiliates. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

(a) Shareholders of and their respective percentage of ownership interest in the Company:

          P.T. Tirtamas Majutama(1)........................       80%
          BP Chemicals Investments Limited................        10%
          Nissho Iwai Corporation..........................       10%

(b) The Issuer has no subsidiaries. The Issuer is a wholly-owned subsidiary of the Company. P.T. Trans-Pacific Polypropylene Indonesia is 82% owned by the Company.

(c) For purposes of this Application, the officers and directors of the each applicant named in response to Item 4 hereof may be deemed affiliates of such applicant by virtue of the positions held by such persons with such applicant.

-------

(1) Tirtamas is beneficially owned by Hashim S. Djojohadikusumo, Honggo Wendratno and Al Njoo, who own 50%, 25% and 25%, respectively of Tirtamas.


                            MANAGEMENT AND CONTROL

4. Directors And Executive Officers. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors and executive officers. Indicate all offices with the applicant held or to be held by each person named.

                            P.T. Polytama Propindo

The names of the directors and executive officers of the Company are set forth below. The mailing address of each of the directors and executive officers is Midplaza 2 Building, 20th Floor, Jalan Jend. Sudirman Kav. 10-11, Jakarta 10220, Indonesia.


               Name                                         Title

        Hashim S. Djojohadikusomo                     President Commissioner
        Njoo Kok Kiong (Al Njoo)                      Commissioner
        Norio Yamazaki                                Commissioner
        Ny. Siti Hediati Haryadi                      Commissioner
        Anangga Wardhana Roosdiono                    Commissioner
        Peter Michael Wentworth                       Commissioner
        Honggo Wendratno                              President Director
        Agus Sugiono                                  Director (and Finance Director)
        Insinyur I Made Widjanta                      Director (and Operations Director)
        Chang Ching (James) Yim                       Director (and Director of Propylene Supply)
        Toshiki Nakamura                              Director (and Director of Export Marketing)
        Insinyur Herjanto Dwinugroho                  Director (and Marketing Director)

                      Polytama International Finance B.V.

         The names of the directors and executive officers of the Issuer are set forth below. The mailing address of each of the directors and executive officers is c/o HB Management Europe B.V., World Trade Center Amsterdam Airport, Schipol Boulevard 271, 1118 BH Amsterdam, The Netherlands.

                Name                                       Title

        HB Management Europe B.V.                    Managing Director


5. Principal Owners Of Voting Securities. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

         As of October 31, 2002:

         (i)   The Company:


    Name and Complete Mailing Address         Title of Class Owned       Amount Owned          Percentage of Voting
                                                                                                 Securities Owned

P.T. Tirtamas Majutama (1)                      Common Stock, par         36,000,000                   80.0%
BRI II Building, 25th Floor                    value Rp. 2017 per
Jalan Jend. Sudirman                                  share
Kav. 44-46
Jakarta 10210, Indonesia

Nissho Iwai Corporation                         Common Stock, par          4,500,000                   10.0%
4-5, Akasaka 2 - Chome                         value Rp. 2017 per
Minato-Ku                                            share
Tokyo 107, Japan

BP Chemicals Investments Limited (2)            Common Stock, par          4,500,000                   10.0%
Kuningan Plaza South Tower, Suite 401          value Rp. 2017 per
JL. H.R. Rasuna Said                                  share
Kav. 11-14
Jakarta 12940 Indonesia

(1) The majority shareholder of the Company, Tirtamas, is in turn beneficially owned by Hashim S. Djojohadikusomo, Honggo Wendratno and Al
      Njoo, who own direct or beneficial interests of 50%, 25% and 25% respectively, of Tirtamas.

(2)   In March 2002, share of the Company owned by BP Chemicals Investments
      Limited were subject of an attachment order issue by the District Court of South Jakarta in connection with a court proceeding against BP
      International Limited. BP Chemicals Investments Limited is currently seeking to have the attachment order released and we are providing assistance in this regard, but we can offer no assurance whether such release can be obtained, or if obtained, when such release will be obtained.


                              * * * * * * * * * *

         (ii)  The Issuer.


         Name                           Title of Class Owned       Amount Owned           Percentage of Voting
                                                                 (Number of Shares)         Securities Owned

P.T. Polytama Propindo                  Common Stock, nominal           400                       100%
Midplaza 2 Building, 20th Floor         value of NLG 100 per
Jalan Jend. Sudirman Dav, 10-11                 share
Jakarta 10220, Indonesia

                                 UNDERWRITERS

6. Underwriters. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

         (a) Not Applicable.

         (b) There are no underwriters of the securities proposed to be offered in the Exchange Offer.


                              CAPITAL SECURITIES

7.         Capitalization.

         (a) Furnish the following information as to each authorized class of securities of the applicant.

             (i)  Equity Securities as of October 31, 2002.

             Title of Class          Amount Authorized    Amount Outstanding

Common Stock of the Company           45,000,000 shares    45,000,000 shares

Common Stock of the Issuer               2000 shares           400 shares

             (ii) Debt Securities as of October 31, 2002.

             Title of Class          Amount Authorized     Amount Outstanding

11 1/4% Guaranteed Secured Notes      US$200,000,000         US$193,475,343


         (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

         Holders of the Company's and the Issuer's common stock are entitled to one vote for each share registered in such holders' name on all matters which such holders are entitled to vote.


                             INDENTURE SECURITIES

8. Analysis Of Indenture Provisions. Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended.

         The New Exchangeable Notes will be subject to a new indenture among the Issuer, the Company and The Bank of New York, a New York banking corporation, as Trustee (the "Trustee")(the "New Exchangeable Indenture"). The following is a general description of certain provisions of the New Exchangeable Indenture to be qualified, and the description is qualified in its entirety by reference to the form of New Exchangeable Indenture filed as Exhibit T3C hereto. All capitalized but otherwise undefined terms shall have the meanings ascribed thereto in the New Exchangeable Indenture.

         (a) EVENTS OF DEFAULT

         Events of Default with respect to the New Exchangeable Notes under the New Exchangeable Senior Indenture includes the following: (i) default in the payment of interest or any Additional Amounts when due, continued for 30 days, (ii) a default in the payment of principal of any New Exchangeable Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise, (iii) any Change of Control of the Company after December 15, 2005, (iv) the failure by the Company or the Issuer to comply for 60 days after notice with its other agreements contained in the New Senior Indenture, (v) the failure by the Company or the Issuer to comply with its obligations restricting Merger and Consolidation activities, (vi) the failure by the Company or the Issuer to comply for 30 days after the notice with any of its obligations (A) in the covenants relating to "Change of Control" (other than a failure to purchase New Exchangeable Notes), "Limitation on Indebtedness," "Limitation on Indebtedness and Preferred Stock of Restricted Subsidiaries," "Limitation on Restricted Payments," "Limitation on Restrictions on Distributions from Restricted Subsidiaries," "Limitation on Sales of Non-Collateral Assets and Subsidiary Stock," "Limitation on Sales of Collateral," "Limitation on Affiliate Transactions," "Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries," "Limitation on Liens and Pari Passu Indebtedness," "Limitation on Sale/ Leaseback Transactions," "Limitation on Issuer Activities," "Keepwell Commitment," "Amendments to Security Documents," "Limitation on Company's Business," "Insurance," "Taxes" and "Financial Statements" and (B) relating to the possession, use and release of Collateral, (vii) the failure by the Company or the Issuer to comply for 60 days after notice with its other agreements contained in the New Exchangeable Indenture, (viii) Indebtedness of the Company, the Issuer or any Significant Subsidiary, other than the New Senior Notes is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such indebtedness unpaid or accelerated excess of $5.0 million (the "cross acceleration provision"), (ix) certain events of bankruptcy, insolvency or reorganization of the Company, the Issuer or a Significant Subsidiary (the "bankruptcy provisions"), (x) any judgment or decree for the payment of money in excess of $5.0 million is rendered against the Company, the Issuer or a Significant Subsidiary, remains outstanding for a period of 60 days following such judgment and is not discharged, waived or stayed within 10 days after notice (the "judgment default provision"), (xi) the Guarantee ceases to be in full force and effect (other than in accordance with the terms of such Guarantee) or the Company denies or disaffirms its obligations under its Guarantee or (xii)(A) the security interests under the Security Documents or the Collateral Agency Agreement shall, at any time, cease to be in full force and effect for any reason other than the satisfaction in full of all obligations under the New Exchangeable Indenture and discharge of the New Exchangeable Indenture or any security interest created thereunder shall be declared invalid or unenforceable, or the Company or the Issuer shall assert, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable or (B) the Collateral Agent shall cease to have first priority perfected security interests in the Moveable Assets Collateral, the Proceeds Collateral, the Real Property Collateral (from and after the registry of the Security Deed) or the Assigned Rights (the "security default provision"). However, a default under clauses (v), (vi) (vii) or (ix) will not constitute an Event of Default until the Trustee or the holders or 25% in principal amount of the outstanding New Exchangeable Notes notify the Company of the default and the Company or the Issuer, as applicable, does not cure such default within the time specified after receipt of such notice.

         If an Event of Default occurs and is continuing, the Trustee or the holders of at least 50% in principal amount of the outstanding New Exchangeable Notes may declare the principal of, accrued but unpaid interest on, and any Additional Amounts then due or which will be due on all the New Exchangeable Notes to be due and payable. Upon such a declaration, such principal, interest and Additional Amounts shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of, interest and Additional Amounts on all the Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the New Exchangeable Notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding New Exchangeable Notes may rescind any such acceleration with respect to the New Exchangeable Notes and its consequences.

         Subject to the provisions of the New Exchangeable Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the New Exchangeable Indenture at the request or direction of any of the holders of the New Exchangeable Notes unless such holders have offered to the Trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment or principal, premium (if any) or interest when due, no holder of a New Exchangeable Note may pursue any remedy with respect to the New Exchangeable Indenture or the New Exchangeable Notes unless (i) such holder has previously given the Trustee notice that an Event of Default is continuing, (ii) holders of at least 50% in principal amount of the outstanding New Exchangeable Notes have requested the Trustee to pursue the remedy, (iii) such holders have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity and (v) the holders of a majority in principal amount of the outstanding New Senior Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the holders of a majority in principal amount of the outstanding New Exchangeable Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the New Exchangeable Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a New Exchangeable Note that would involve the Trustee in personal liability.

         (b) AUTHENTICATION AND DELIVERY OF THE NOTES AND APPLICATION OF
PROCEEDS

         The New Exchangeable Notes shall be executed on behalf of the Issuer by its Managing Director. Upon delivery of the New Exchangeable Notes to the Trustee for authentication, an officer of the Trustee shall manually sign the certificate of authentication on the New Exchangeable Note and deliver such New Exchangeable Note.

         There will be no proceeds resulting from the issuance of the New Exchangeable Notes in the Exchange Offer. Upon the expiration of the Exchange Offer, all Old Notes that are properly tendered and not withdrawn in the Exchange Offer will be cancelled.

         (c) RELEASE OF PROPERTY SUBJECT TO LIEN

         Neither the Company nor the Issuer may release assets that comprise part of the Collateral unless such release falls into one of the following scenarios:

                  (1) If an asset that is part of the Collateral is released from the lien in connection with a sale of such asset, the Company must receive (i) consideration at least equal to the fair market value of the Collateral subject to such release, as determined in good faith, (ii) at least 75% of the consideration thereof received by the Company is in the form of cash or cash equivalents, (iii) any such release is in compliance with the provisions of Section 12 of the New Exchangeable Indenture, (iv) 100% of the cash proceeds from the sale of such assets is promptly delivered and pledged by the Company to the Collateral Agent for deposit in the Collateral Accounts and (v) the Liens of the Security Documents (which shall be second priority perfected Liens) attach to all other property and assets received.

                  (2) If the value of the Collateral asset being released equals to 25% or more of the aggregate book value of the all Collateral and if such asset is released through sale, (i) the cash proceeds from such sale must be sufficient to prepay all unpaid principal, interest and all other amounts payable in respect to all Secured Indebtedness, (ii) an amount equal to 100% of the sales cash proceeds from such release of security interest is applied
(A) to make an offer to the holders of the New Exchangeable Notes to purchase any and all of the outstanding securities at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest and any Additional Amounts due, and (B) to the extent of the balance of such sales cash proceeds, after application in accordance with (A), to replace any properties or assets or to purchase properties or assets to be used in the business of the Company and owned by the Company, provided that such properties or assets shall become Collateral governed by the Collateral Agency Agreement

                  (3) If the value of the Collateral asset being released is 25% or less of the aggregate book value of the all Collateral and if such asset is released through sale, an amount equal to 100% of the sales proceeds from such Collateral disposition is applied, to the extent the Company elects, to replace any assets or properties that were the subject of such assets or properties that were the subject of such Collateral disposition or to acquire properties or assets to be used in the business of the Company within 18 months from the later of the date of such Collateral disposition or the receipt of such sale proceeds, provided such properties or assets will become subject to the Liens of the Security Documents (which shall be first priority perfected liens) and will become Collateral governed by the Collateral Agency Agreement.

                  (4) As long as no Default or Event of Default shall have occurred and be continuing or would result therefrom, the Company may release assets that comprise part of the Collateral without any consent by the Trustee with respect to the followings:

                      (i) sell or otherwise dispose of any Collateral subject to the Liens of the Security Documents, which may have become worn out or obsolete, not exceeding a book value of US$2.0 million in any one calendar year;

                      (ii) demolish, dismantle, tear down or scrap any Collateral or abandon any Collateral other than land or interests in land, if such demolition, dismantling, tearing down, scrapping or abandonment is in the best interests of the Company and the fair market value and utility of the Collateral as an entirety will not thereby be impaired;

                      (iii) sell or otherwise dispose of Collateral in isolated transactions that do not exceed US$2.0 million in the aggregate.

                  (5) The Company has the right to dispose of any Collateral asset upon the Trustee's consent and upon compliance with the requirements of the following provisions:

                      (i) if the property to be released has a book value of more than US$2.0 million, the Trustee is provided with a written resolution of a majority of the Board of Directors requesting such release and authorizing an application to the Trustee therefor;

                      (ii) the security afforded by the Liens of the Security Documents will not be impaired by such release (except with respect to the Collateral so released) and the proceeds are deposited in the Collateral Accounts;

                      (iii) the Company has disposed of or will dispose of the Collateral so to be released for a consideration representing its fair market value;

                      (iv) no Default or Event of Default shall have occurred and be continuing (or shall result therefrom);

                      (v) if the Collateral to be released is real property, following such release and the release of the Lien of any applicable Security Deed with respect thereto, the non-released property has sufficient utility services and sufficient access to public roads, rail spurs, harbors, canals, terminals, and other transportation structures for the continued use of such non-released property in substantially the manner carried on by the Company and its Subsidiaries prior to such release;

                      (vi) if the Collateral to be released is real property, following such release, the non-released property subject to the Security Deed will continue to comply in all material respects with applicable laws, rules, regulations and ordinances relating to land use and building and work place safety;

                      (vii) if the Collateral to be released is real property, following such release, the fair value of the non-released property (exclusive of the fair value of the released property) shall not be less than the fair value of such non-released property subject to the Security Deed prior to such release;

                      (viii) if the Collateral to be released is subject to a prior Permitted Lien, there shall be delivered to the Trustee a certificate of the trustee, fiduciary, transferee or other holder of such prior Permitted Lien that it has received the Net Proceeds sufficient to discharge such prior Permitted Lien and has been irrevocably authorized by the Company to pay over to the Collateral Agent any balance of such Net Proceeds remaining after the discharge of such Indebtedness secured by such prior Permitted Lien; and, if any property other than cash or cash equivalents is included in the consideration for any Collateral to be released, there shall be delivered to the Trustee such instruments of conveyance, assignment and transfer, if any, as may be reasonably necessary, in the opinion of counsel to be given pursuant to paragraph (xi) to subject to the Liens of the Security Documents all the right, title and interest of the Company in and to such property;

                      (ix) the first priority perfected security interest pursuant to the Security Deed shall be in full force and effect continuously and uninterrupted at all times with respect to the Collateral not to be released;

                      (x) (A) the Company delivers an Officer's Certificate with respect to the matters set forth in paragraphs (i) through (ix) above and stating that all conditions precedent relating to the release of such Collateral have been complied with, provided that matters set forth in paragraphs (ii), (iii) and (iv) may be an opinion of the officer and (B) the Officer's Certificate shall also be signed, in the case of clauses (ii) (as to impairment of security), (iii) and (vii) by an Independent Appraiser; and

                      (xi) an Opinion of Counsel, in form and substance satisfactory to the Trustee, with respect to certain matters relating to the release is delivered.

                  In case a Default or an Event of Default shall have occurred and be continuing, the Company, while in possession of the Collateral (other than Trust Monies, cash, cash equivalents, securities and other personal property held by or required to be deposited or pledged with the Collateral Agent or with the trustee, fiduciary, transferee or other holder of a prior Permitted Lien), may do any of the things enumerated in this covenant with respect to such Collateral, if each of the holders of the New Exchangeable Notes by appropriate action of such holders, shall consent to such action. In such event, any certificate filed pursuant to this paragraph shall omit the statement to the effect that no Default or Event of Default has occurred and is continuing (or would result therefrom). This paragraph shall not apply, however, during the continuance of an Event of Default.

                  All cash or cash equivalents allocable to holders of New Exchangeable Notes received by the Collateral Agent pursuant to this covenant shall be held by the Collateral Agent, for the benefit of the holders.

                  (6) Substitute Collateral. The Company shall have the right to substitute moveable assets for certain Moveable Assets Collateral upon compliance with the provisions set forth below, and the Trustee shall direct the Collateral Agent to release the related Collateral, provided that (i) the Company subjects other similar property related to or used or to be used in the Plant to the Liens of the Security Documents (which shall be a first priority perfected Lien unless otherwise contemplated by the Security Documents), (ii) such property has a fair value greater than or equal to the value of the Collateral to be released and (iii) the Company provides the Trustee with certain documentation and appraisals and an Opinion of Counsel with respect to certain matters.

         (d) SATISFACTION AND DISCHARGE

         The New Exchangeable Indenture shall cease to be of further effect with respect to the New Exchangeable Notes when: (1) either (i) the issuer or the Company delivers to the Trustee all outstanding New Exchangeable Notes (other than New Exchangeable Notes replaced due to loss, mutilation, destruction or wrongful possession) for cancellation or (ii) all outstanding New Exchangeable Notes have become due and payable, whether at maturity or as a result of the mailing of a notice of redemption and the Issuer or the Company irrevocably deposits with the Trustee funds sufficient to pay at maturity or permissible redemption all outstanding New Exchangeable Notes, including interest thereon (other than New Exchangeable Notes replaced due to loss, mutilation, destruction or wrongful possession) and the Issuer or the Company, in either case, pays all other sums payable hereunder with respect to the New Exchangeable Notes; and (2) the Trustee shall have acknowledged satisfaction and discharge of the New Exchangeable Indenture upon satisfaction of the conditions set forth above on demand of the Company accompanied by an Officers' Certificate and Opinion of Counsel.

         (e) EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS

         The Issuer and the Company will deliver to the Trustee within 120 days after the end of each fiscal year of the Company an Officer's Certificate stating (1) whether or not the Company and the Issuer have complied with the conditions and covenants under the Indenture throughout the year and (2) whether or not the Company and the Issuer know of any default (after stating that they would normally have knowledge of such default). If either the Company or the Issuer knows of any default, within 30 days after the occurrence thereof, the Company or the Issuer will deliver to the Trustee written notice of any event that would constitute a default, the status of such default and what action the Issuer or the Company, as applicable, is taking or proposes to take with respect thereto. For purposes of this paragraph, compliance will be determined without regard to any period of grace or requirement of notice under the New Exchangeable Indenture.

9. Other Obligors. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

         The Issuer's payment obligations under the New Exchangeable Notes will be irrevocably and unconditionally guaranteed by the Company. The following sets forth the name of the Company and its respective mailing address:

            Parent Guarantor                  Mailing Address

        P.T. Polytama Propindo            Midplaza 2 Building, 20th Floor
                                          Jalan Jend. Sudirman Kav, 10-11
                                          Jakarta 10220, Indonesia


                   CONTENTS OF APPLICATION FOR QUALIFICATION

         This Application comprises:

         (a) Pages numbered 1 to 16, consecutively;

         (b) The statement of eligibility and qualification of the Trustee under the Indenture to be qualified on Form T-1;

         (c) The following exhibits, in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

         (i) Exhibit T3A.l - Articles of Association of P.T. Polytama Propindo (filed on April 30, 1997 with Registration Statement on Form F-1 (File No. 333-6854), Exhibit 3.2, and incorporated herein by reference).

         (ii) Exhibit T3A.2 - Amended and Restated Articles of Association of P.T. Polytama Propindo (filed on July 15, 2002 on Form 20-F (File No. 333-06854-01), and incorporated herein by reference).

         (iii) Exhibit T3A.3 - Articles of Association of Polytama International Finance, B.V. (filed on April 30, 1997 with Registration Statement on Form F-1 (File No. 333-6854), Exhibit No. 3.1., and incorporated herein by reference).

         (iv) Exhibit T3C* - Form of New Exchangeable Indenture among the Issuer, the Company, the and The Bank of New York, as Trustee.

         (v)      Exhibit T3D - Not Applicable.

         (vi) Exhibit T3E.l - Confidential Offering Circular, dated as of November 7, 2002 (filed with Form T-3 to qualify the New Senior Indenture, which has been filed concurrently with this application on November 7, 2002 (the "New Senior Indenture T-3"), Exhibit T3E.1, and incorporated herein by reference).

         (vii) Exhibit T3E.2 - Letter of Transmittal, dated as of November 7, 2002 (filed with the New Senior Indenture T-3, Exhibit T3E.2, and incorporated herein by reference).

         (viii) Exhibit T3E.3 - Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 7, 2002 (filed with the New Senior Indenture T-3, Exhibit T3E.3, and incorporated herein by reference).

         (ix) Exhibit T3E.4 - Letter to Clients, dated November 7, 2002 (filed with the New Senior Indenture T-3, Exhibit T3E.4, and incorporated herein by reference).

         (x) Exhibit T3E.5 - Notice of Guaranteed Delivery, dated November 7, 2002 (filed with the New Senior Indenture T-3, Exhibit T3E.5, and incorporated herein by reference).

         (xi) Exhibit T3E.6 - Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (filed with the New Senior Indenture T-3, Exhibit T3E.6, and incorporated herein by reference).

         (xii) Exhibit T3F* - Cross reference sheet showing the location in the New Exchangeable Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.

_______________________
* Filed herewith.
All other exhibits have been previously filed.

                                   SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Polytama International Finance B.V., a private company with limited liability (besloten vennottschap met beperkte aansprakelijkheid) organized and existing under the laws of The Netherlands, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Amsterdam, The Netherlands on the 7th day of November, 2002.

(SEAL)
                                          POLYTAMA INTERNATIONAL FINANCE B.V.

                                          By: HB Management Europe B.V.
                                          Its Managing Director

                                              By: /s/ Dennis P. Day
                                                  ----------------------------
                                                  Name:  Dennis P. Day
                                                  Title: Managing Director
Attest:     /s/ Raoul Behr
       ---------------------------------
       Name:  Raoul Behr, BBA
       Title: Account Manager

                                   SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, P.T. Polytama Propindo, a limited liability organized and existing under the laws of the Republic of Indonesia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Jakarta, Indonesia on the 7th day of November, 2002.

(SEAL)
                                                  P.T. POLYTAMA PROPINDO


                                                  By:  /s/ Agus Sugiono
                                                       -----------------------
                                                       Name:   Agus Sugiono
                                                       Title:  Director

Attest:    /s/ Russell J. Kelly
           ---------------------------
           Name:  Russell J. Kelly
           Title: Assistant Director

                                 EXHIBIT INDEX

EXHIBIT               DESCRIPTION

Exhibit T3A.l         Articles of Association of P.T. Polytama Propindo (filed
                      on April 30, 1997 with Registration Statement on Form
                      F-1 (File No. 333-6854), Exhibit 3.2, and incorporated herein by reference).

Exhibit T3A.2         Amended and Restated Articles of Association of P.T.
                      Polytama Propindo (filed on July 15, 2002 on Form 20-F
                      (File No. 333-06854-01), and incorporated herein by reference).

Exhibit T3A.3         Articles of Association of Polytama International
                      Finance, B.V. (filed on April 30, 1997 with Registration
                      Statement on Form F-1 (File No. 333-6854), Exhibit No.
                      3.1., and incorporated herein by reference).

Exhibit T3C*          Form of New Exchangeable Indenture among the Issuer, the
                      Company, the and The Bank of New York, as Trustee.

Exhibit T3E.l         Confidential Offering Circular, dated as of November 7,
                      2002 (filed with Form T-3 to qualify the New Senior
                      Indenture, which has been filed concurrently with this application on November 7, 2002 (the "New Senior
                      Indenture T-3"), Exhibit T3E.1, and incorporated herein by reference).

Exhibit T3E.2         Letter of Transmittal, dated as of November 7, 2002
                      (filed with the New Senior Indenture T-3, Exhibit T3E.2, and incorporated herein by reference).

Exhibit T3E.3         Letter to Brokers, Dealers, Commercial Banks, Trust
                      Companies and Other Nominees, dated November 7, 2002
                      (filed with the New Senior Indenture T-3, Exhibit T3E.3, and incorporated herein by reference).

Exhibit T3E.4         Letter to Clients, dated November 7, 2002 (filed with
                      the New Senior Indenture T-3, Exhibit T3E.4, and incorporated herein by reference).

Exhibit T3E.5         Notice of Guaranteed Delivery, date November 7, 2002
                      (filed with the New Senior Indenture T-3, Exhibit T3E.5, and incorporated herein by reference).

Exhibit T3E.6         Guidelines for Certification of Taxpayer Identification
                      Number on Substitute Form W-9 (filed with the New Senior
                      Indenture T-3, Exhibit T3E.6, and incorporated herein by reference).

Exhibit T3F*          Cross reference sheet showing the location in the New
                      Exchangeable Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.


* Filed herewith.
All other exhibits have been previously filed.